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DRAFT             As of [date of distribution]

The Shareholders of Energy Research Corporation
Energy Research Corporation
Evercel, Inc.
3 Great Pasture Road
Danbury, CT 06813

RE:      DISTRIBUTION OF STOCK OF EVERCEL, INC.

Ladies and Gentlemen:

         We have acted as counsel to Energy Research Corporation ("ERC") in connection with the transfer of certain equipment, technology, know-how, cash and other assets related to its business of manufacturing and selling batteries to Evercel, Inc. ("Evercel") in exchange for all of the outstanding Evercel common stock and the assumption of certain liabilities associated with the battery business, followed by the distribution of the Evercel common stock to the ERC shareholders in proportion to the shareholdings in ERC. In connection therewith, you have requested our opinion with respect to certain federal income tax issues relating to such transactions.

        In rendering this opinion, we have relied upon the facts and representations set forth below, the accuracy and completeness of which we have assumed, without independent verification. Should there be any material inaccuracy in the facts and representations as set forth below the tax consequences of the proposed transactions could be substantially and adversely different from those set forth in this opinion letter. In addition, we have reviewed the documents listed on Exhibit A, attached hereto, and such other documents as we have deemed necessary in rendering this opinion. We have assumed that any party executing any document upon which we have relied has the capacity to sign such document and that all signatures on such documents are genuine. Capitalized terms used herein and not otherwise defined have the meanings given to them in the documents to which they relate.

         ERC has outstanding a single class of common stock. The ERC common stock is publicly traded.

         For at least the past ten years ERC has carried on both the fuel cell business and the battery business, using its own employees, plant and equipment. For at least the past ten years, both the battery and fuel cell businesses have had revenues and expenses representative of the active conduct of an operating business.

          Evercel was incorporated on June 22, 1998. Currently, Evercel is a wholly owned subsidiary of ERC, but has no substantial assets or liabilities.

         The Board of Directors of ERC is of the view that the battery business has great growth potential which it is currently unable to realize due to lack of funds. Certain


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substantial ERC shareholders have advised ERC that they are willing to make additional capital contributions to a corporation that owns and operates the battery business, but they are not interested in making additional capital contributions to fund the battery business unless the battery business and fuel cell business are separated. They have stated that if ERC and Evercel are separated, they would be inclined to invest substantial sums in Evercel. Evercel requires such funds to continue its operations and would not be able to function as a stand-alone business without them.

      Accordingly, the Board of Directors of ERC has adopted the following plan:

      1. ERC will contribute the assets of the battery business to Evercel in exchange for the assumption of the operational liabilities and obligations associated with the battery business;

      2. ERC will then distribute to the common shareholders of ERC one share of Evercel common stock with respect to each three ERC shares held. Cash will be distributed in lieu of fractional share interests;

      3. Immediately following the distribution of its stock to the ERC shareholders, Evercel will issue to its shareholders Rights to purchase additional Evercel stock at a price of $6.00 per share. One Right will be issued with respect to each outstanding share of Evercel so that, upon the exercise of all the Rights, at least fifty percent of the outstanding Evercel common stock will have been issued pursuant to the exercise of the Rights.

      4. Evercel will enter into a firm commitment underwriting agreement under which the underwriters will commit themselves to purchase any offered shares of Evercel that are not purchased pursuant to the exercise of Rights. As a result of this agreement, Evercel has been assured that it will receive approximately $8 million from the issuance of its common stock within approximately 45 days after the distribution described in paragraph 2, supra.

      5. Evercel will enter into a line of credit agreement with First Union National Bank in the amount of $1 million. The agreement between Evercel and First Union National Bank requires that any drawings against this line of credit must be repaid from the proceeds of the offering of Evercel common stock as described herein. ERC will guarantee any indebtedness created by Evercel pursuant to this line of credit.

      6. Pursuant to a Loan Agreement, ERC will commit itself to loan Evercel $3.5 million under a line of credit. However, the amount that ERC is obligated to loan to Evercel will be reduced by any amounts loaned to Evercel by First Union National Bank as described in the preceding paragraph, and by any amounts received by Evercel upon the issuance of its common stock as



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            described in paragarphs 3 and 4, supra. Any drawings against this line of credit must be repaid out of the proceeds of the offering of Evercel common stock. As a result, ERC and Evercel expect that ERC's commitment will expire upon the receipt of the proceeds of the offering of Evercel common stock approximately 45 days after the disribution of the Evercel common stock as described in paragarph 2, supra, and that any indebtedness of Evercel to ERC under the Loan Agreement will be repaid at that time.

      The parties have made the following representations in connection with the proposed transactions:

      a) Persons holding more than fifty percent of the ERC common stock have held more than fifty percent of the ERC common stock for at least the past two years.

      b) ERC and Evercel will pay their own expenses (but will not pay any shareholder expenses) incurred in connection with the proposed transactions.

      c) No part of the Evercel common stock to be distributed by ERC will be received by any ERC shareholder as a creditor, employee, or in any capacity other than that of a ERC shareholder.


      d) As soon as practical following the transaction, ERC and Evercel will each continue the active conduct of its business, independently and with its separate employees. However, immediately following the distribution and for some time thereafter, Evercel and ERC will share some key employees. Evercel and ERC will each bear its own share of the costs and expenses associated with their shared employees, based on the relative amounts of time spent by such employees working in each company.

      e) The rental of office and laboratory space by ERC to Evercel will be at arms-length rates and terms. f) The distribution of the stock of Evercel will carried out for the purpose of raising additional equity capital for Evercel, and for other bona fide business purposes.

      g) Immediately following the expiration of the Evercel Right exercise period, the current shareholders of ERC will own more than fifty percent of the only outstanding class of Evercel stock.

      h) Following the expiration of the Evercel Right exercise period, neither Evercel nor ERC will have outstanding any rights, options (other than options granted to employees or directors as compensation for services rendered or to be


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            rendered), convertible debt securities or any other interest under which any person may acquire an equity interest in either Evercel or ERC.

      i) There is no plan or intention by any shareholder who owns 5% or more of the stock of ERC, and the management of ERC, to its best knowledge, is not aware of any plan or intention on the part of any particular remaining shareholder or security holder of ERC to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, either ERC or Evercel after the transaction.

      j) The payment of cash in lieu of fractional shares of Evercel will be solely for the purpose of avoiding the expense and inconvenience to Evercel of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration to be paid in lieu of fractional shares of Evercel stock will not exceed one percent of the total consideration that will be issued in the transaction to ERC shareholders. No ERC shareholder will receive cash in an amount equal to or greater than the value of one full share of Evercel stock.

      k) There is no plan or intention by either ERC or Evercel, directly or through any subsidiary corporation, to redeem any of its outstanding stock after the transaction.

      l) There is no plan or intention to liquidate either ERC or Evercel, to merge ERC or Evercel with any other corporation, or to sell or otherwise dispose of the assets of ERC or Evercel after the transaction, except in the ordinary course of business.

      m) The total fair market value of the assets transferred to Evercel by ERC will exceed the sum of the liabilities assumed by Evercel plus any liabilities to which the transferred assets are subject.

      n) The total adjusted basis of the assets transferred to Evercel by ERC will be greater than the sum of the liabilities assumed by Evercel plus any liabilities to which the transferred assets are subject.

      o) The liabilities of ERC assumed by Evercel in the transaction and the liabilities to which the transferred assets and business are subject were incurred in the ordinary course of business and are associated with the assets and business being transferred.

      p) ERC neither accumulated its receivables nor made extraordinary payment of its payables in anticipation of the transaction.



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      q)    Payments made after the distribution in connection with all continuing transactions, if any, between ERC and Evercel, will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm's length.

      r) Following the distribution of the Evercel stock, neither Evercel nor ERC will own stock or obligations issued by other corporations having a fair market value of more than ten percent of the total value of the assets of ERC and Evercel, respectively.

      s) The underwriters who will enter into the Underwriting Agreement have, and at all relevent times will have, the financial capactiy to discharge their obligations created by the Underwriting Agreement.

      Based solely on the facts and representations set forth above, upon which we have relied in rendering this opinion letter, it is our opinion that:

      1. The transfer of the assets of the battery business by ERC to Evercel in exchange for the receipt of common stock of Evercel, the assumption by Evercel of the obligations and liabilities of ERC associated with the battery business (hereinafter referred as the "Exchange") will be a reorganization within the meaning of section 368(a)(1)(D).1 ERC and Evercel each will be a "party to the reorganization" within the meaning of section 368(b).

      2. No gain or loss will be recognized by ERC on the Exchange. Sections 361(a) and 357(a).

      3.    No gain or loss will be recognized by Evercel upon the Exchange.
            Section 1032(a).

      4. The basis of each asset received by Evercel in the Exchange will be the same as the basis of such asset in the hands of ERC immediately prior to the Exchange. Section 362(b).

      5. The holding period of the ERC assets received by Evercel will include the holding period during which such assets were held by ERC. Section 1223(2).

      6. No gain or loss will be recognized by ERC upon the distribution of all of its Evercel common stock to the shareholders of ERC pursuant to the Exchange. Section 361(c).

      7. Other than on account of the receipt of cash in lieu of a fractional share interest (see paragraph 15, below), no gain or loss will be recognized by the


--------
1 Unless otherwise indicated, all statutory citations are to the Internal Revenue Code of 1986, as amended.


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            shareholders of ERC (and no amount will be included in their income)
            upon their receipt of the Evercel common stock with respect to their ERC common stock. Section 355(a).

      8. The aggregate bases of the shares of Evercel common stock received in the Distribution (including any fractional share in lieu of which cash is received) and the shares of ERC common stock with respect to which such shares of Evercel common stock are distributed in the hands of a ERC shareholder after the distribution will, in each instance, be the same as such shareholder's basis in such ERC common stock immediately before the distribution, allocated in proportion to the fair market value of each in accordance with Treas. Reg. ss. 1.358-2(a)(2).

      9. The holding period of the shares of Evercel common stock received by a ERC shareholder in the Distribution (including any fractional share in lieu of which cash is received) will, in each instance, include the holding period of the shares of ERC stock with respect to which such shares of Evercel common stock are distributed, provided that such shares of ERC stock are held as a capital asset on the date of the Distribution. Section 1223(1).

      10. The Evercel shareholders will recognize no gain or other income upon the receipt of Rights to acquire additional Evercel stock. Treas. Reg. ss. 1.305-1(a).

      11. Provided that the fair market value of the Evercel Rights is less than 15% of the fair market value of the Evercel common stock outstanding immediately after the issuance of such Rights, the basis of such Rights in the hands of a Evercel shareholder will be zero, unless such shareholder elects to allocate the basis of the Evercel stock between such stock and such Rights in accordance with Treas. Reg. ss. 1.307-1(a). Treas. Reg. ss. 1.307-2.

      12. No gain or loss will be recognized by the holder of a Right or by Evercel upon the exercise of a Evercel Right as described herein. Rev. Rul. 78-182, 1978-1 C.B. 265 (holder); section 1032(a)
            (Evercel).

      13. The basis of the Evercel common stock received upon the exercise of a Evercel Right will be the sum of the holder's basis in such Right and the exercise price of the Right. Rev. Rul. 78-182, SUPRA.

      14. The holding period of the Evercel stock received upon the exercise of a Evercel Right will begin on the day on which the Right is exercised. Section 1223(6).


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      15.   A shareholder who receives cash in lieu of a fractional share interest in Evercel will be treated as if he had received such fractional share interest and then disposed of it in exchange for cash. Such shareholder will recognize gain or loss on the deemed sale of the fractional share interest equal to the difference between the cash received and the shareholder's basis in such interest. Provided the fractional share interest is a capital asset in the hands of the exchanging holder, such gain or loss will be capital gain or loss.

      A number of issues discussed herein, including matters on which we have expressed an opinion herein, have not been definitively resolved by statute, regulations, rulings or court decisions. Moreover, with respect to some of such matters, existing precedents provide very little guidance. While our opinions and views expressed herein are based upon our best interpretations of existing sources of law and express what we believe a court would conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they became the subject of judicial or administrative proceedings. Furthermore, our opinions are based on existing law. No assurance can be given that legislative or administrative changes, or court decisions, which may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes, or any IRS determination of the facts, which may be made with the benefit of "hindsight" will not significantly affect the tax consequences to the parties. Although we believe that all of the factual assumptions upon which our opinions rely are warranted, we can give no assurance that the Internal Revenue Service would agree.

      We express no opinion as to the tax treatment of any of the transactions described above which are not specifically addressed in the foregoing opinion. This opinion is given to you by us solely for your use and is not to be quoted or otherwise referred to or furnished to any governmental agency or to other persons without our prior written consent.

                                            Very truly yours,

                                            BROWN, RUDNICK, FREED & GESMER, P.C.
                                            By:



                                            ------------------------------------
                                            Kenneth Glusman
                                            A Member Duly Authorized